Exhibit 1

FOR IMMEDIATE RELEASE	4 August 2011

WPP PLC (“WPP”)

Grey Group agrees to acquire a majority stake in Campaigns and

Grey in the Philippines

WPP announces that its wholly-owned operating company Grey, the global advertising network of Grey Group, has agreed to acquire further shares in the capital of Campaigns and Grey Inc. (“C&G”), one of the Philippines’ leading advertising agencies. Grey has held a minority stake in C&G since 1994 and on completion will hold a majority of the shares.

Founded in 1986 and based in Manila, C&G is a full service communications agency with capabilities including strategic planning, advertising, digital marketing, activation, public relations and advocacy communications. It employs 93 people and major clients include AXA, Boehringer Ingelheim, Electrolux, GlaxoSmithKline, Procter & Gamble, Sara Lee, Sun Cellular and Wyeth Philippines.

C&G’s unaudited revenues for the year ended 31 December 2010 were PHP 254 million, with gross assets at the same date of PHP 225 million.

This investment is a further step towards WPP’s declared goal of developing its businesses in the fast growing economies of Asia Pacific, as well as Latin America, Africa and the Middle East, Central and Eastern Europe. Collectively, including associates, the Group employs more than 40,000 people in the Asia Pacific region, generating revenues of more than $4 billion. In the Philippines, the Group employs nearly 1,000 people with revenues of $60 million.

Contact:

Feona McEwan, WPP www.wpp.com	T+44 (0)20 7408 2204